SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. )

Arvinas, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04335A105

(CUSIP Number)

October 1, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04335A105	13G	Page 2 of 16 Pages

1.	Names of Reporting Persons. New Leaf Ventures III, L.P. (“NLV III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,908,048 shares, except that (a) New Leaf Venture Associates III, L.P. (“NLV Associates III”), the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) New Leaf Venture Management III, L.L.C. (“NLV Management III”), the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Liam Ratcliffe, a member of the Issuer’s board of directors (“Ratcliffe”), Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi”), the managers of NLV Management III, may each be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,908,048 shares, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Ratcliffe, a member of the Issuer’s board of directors, Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,908,048
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

Based on 32,158,748 shares of the Issuer’s Common Stock outstanding following the completion of its initial public offering and as reported on the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) (File No. 333-227112) with the United States Securities and Exchange Commission on September 27, 2018.

CUSIP No. 04335A105	13G	Page 3 of 16 Pages

1.	Names of Reporting Persons. New Leaf Venture Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,908,048 shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Ratcliffe, a member of the Issuer’s board of directors, Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,908,048 shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Ratcliffe, a member of the Issuer’s board of directors, Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,908,048
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%[1]
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04335A105	13G	Page 4 of 16 Pages

1.	Names of Reporting Persons. New Leaf Venture Management III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,908,048 shares, all of which are directly owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (c) Ratcliffe, a member of the Issuer’s board of directors, Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to vote all of such shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,908,048 shares, all of which are directly owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of the shares directly owned by NLV III, and (c) Ratcliffe, a member of the Issuer’s board of directors, Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of all of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,908,048
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%[1]
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04335A105	13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

375,000 shares, except that (a) New Leaf BPO Associates II, L.P. (“NLBA II”), the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) New Leaf BPO Management II, L.L.C. (“NLB Management II”), the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) each of Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Isaac Manke (“Manke”), the managers of NLB Management II, may each be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

375,000 shares, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) each of Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 04335A105	13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

375,000 shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) each of Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

375,000 shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) each of Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 04335A105	13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

375,000 shares, all of which are owned by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) each of Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

375,000 shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) each of Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 04335A105	13G	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

2,283,048 shares, of which (a) 1,908,048 are owned directly by NLV III and (b) 375,000 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares directly owned by NLV III, (v) Ratcliffe, a member of the Issuer’s board of directors, Hunt, and Lathi, the managers of NLV Management III, may each be deemed to have shared power to vote such shares owned by NLV III, and (vi) Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to vote such shares owned by Biopharma II.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

2,283,048 shares, of which (a) 1,908,048 are owned directly by NLV III and (b) 375,000 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares directly owned by NLV III, (v) Ratcliffe, a member of the Issuer’s board of directors, Hunt, and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of such shares owned by NLV III, and (vi) Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares owned by Biopharma II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,283,048 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1[1]%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 04335A105	13G	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay K. Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

2,283,048 shares, of which (a) 1,908,048 are owned directly by NLV III and (b) 375,000 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares directly owned by NLV III, (v) Ratcliffe, a member of the Issuer’s board of directors, Hunt, and Lathi, the managers of NLV Management III, may each be deemed to have shared power to vote such shares owned by NLV III, and (vi) Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to vote such shares owned by Biopharma II.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

2,283,048 shares, of which (a) 1,908,048 are owned directly by NLV III and (b) 375,000 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares directly owned by NLV III, (v) Ratcliffe, a member of the Issuer’s board of directors, Hunt, and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of such shares owned by NLV III and (vi) Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares owned by Biopharma II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,283,048 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1[1]%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 04335A105	13G	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liam T. Ratcliffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

2,283,048 shares, of which (a) 1,908,048 are owned directly by NLV III and (b) 375,000 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares directly owned by NLV III, (v) Ratcliffe, a member of the Issuer’s board of directors, Hunt, and Lathi, the managers of NLV Management III, may each be deemed to have shared power to vote such shares owned by NLV III, and (vi) Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to vote such shares owned by Biopharma II.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

2,283,048 shares, of which (a) 1,908,048 are owned directly by NLV III and (b) 375,000 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares directly owned by NLV III, (v) Ratcliffe, a member of the Issuer’s board of directors, Hunt, and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of such shares owned by NLV III, and (vi) Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi, and Manke, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares owned by Biopharma II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,283,048 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1[1]%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 04335A105	13G	Page 11 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Manke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

375,000 shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) each of Hunt, Lathi, Ratcliffe, a member of the Issuer’s board of directors, and Manke, the managers of NLB Management II, may each be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

375,000 shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) each of Hunt, Lathi, Ratcliffe, a member of the Issuer’s board of directors, and Manke, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1[1]%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 04335A105	13G	Page 12 of 16 Pages

Schedule 13G

Item 1(a).	Name of Issuer:

Arvinas, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Science Park

395 Winchester Ave.

New Haven, Connecticut 06511

Item 2(a).	Name of Persons Filing:

This joint statement on Schedule 13G is being filed by New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLV Associates III”), New Leaf Venture Management III, L.L.C. (“NLV Management III” and together with NLV Associates III and NLV III, the “NLV Reporting Entities”), New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”), New Leaf BPO Associates II, L.P. (“NLBA II”) and New Leaf BPO Management II, L.L.C. (“NLB Management II” and together with Biopharma II and NLBA II, the “BPO Reporting Entities”) and Ronald M. Hunt (“Hunt”), Vijay K. Lathi (“Lathi”), Liam T. Ratcliffe (“Ratcliffe”), and Isaac Manke (“Manke” and, together with Hunt, Lathi, and Ratcliffe, the “Managing Directors”). The NLV Reporting Entities, BPO Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

NLV Associates III is the sole general partner of NLV III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by NLV III. NLV Management III is the sole general partner of NLV Associates III and the ultimate general partner of NLV III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by NLV III. NLBA II is the sole general partner of Biopharma II and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Biopharma II. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Biopharma II. Each of Ratcliffe, a member of the Issuer’s board of directors, Hunt and Lathi are the managers of NLV Management III and may each be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by NLV III. Each of Ratcliffe, a member of the Issuer’s board of directors, Hunt, Lathi and Manke are the managers of NLB Management II and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by Biopharma II.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NLV III, NLV Associates III, NLV Management III, Biopharma II, NLBA II, NLB Management II, Hunt, Ratcliffe and Manke is New Leaf Venture Partners, Times Square Tower, 7 Times Square, Suite 3502, New York, NY 10036.

The address of the principal business office of Lathi is New Leaf Venture Partners, 1200 Park Place, Suite 300, San Mateo, CA 94043.

Item 2(c).	Citizenship:

Each of NLV III, NLV Associates III, Biopharma II and NLBA II is a limited partnership organized under the laws of the State of Delaware.

Each of NLV Management III and NLB Management II is a limited liability company organized under the laws of the State of Delaware.

Each Manager is a citizen of the United States.

CUSIP No. 04335A105	13G	Page 13 of 16 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

04335A105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See line 9 of cover sheets. NLV III is the record owner of 1,908,048 shares of Common Stock of the Issuer (the “NLV III Shares”). As the sole general partner of NLV III, NLV Associates III may be deemed to own beneficially the NLV III shares. As the sole general partner of NLV Associates III and ultimate general partner of NLV III, NLV Management III may be deemed to own beneficially the NLV III shares. As the individual managers of NLV Management III, each of Ratcliffe, Hunt and Lathi may be deemed to own beneficially the NLV III Shares. Biopharma II is the record owner of the 375,000 shares of Common Stock (the “Biopharma II Shares”). As the sole general partner of Biopharma II, NLBA II may be deemed to own beneficially the Biopharma II Shares. As the sole general partner of NLBA II and ultimate general partner of Biopharma II, NLB Management II may be deemed to own beneficially the Biopharma II Shares. As the individual managers of NLB Management II, each of Ratcliffe, Hunt, Lathi and Manke also may be deemed to own beneficially the Biopharma II Shares.

(b)	Percent of class:

See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 32,158,748 shares of Common Stock reported by the Issuer to be outstanding as of following the completion of the Issuer’s initial public offering and as reported in its Prospectus filed pursuant to Rule 424(b)(4) (File No. 333-227112) with the United States Securities and Exchange Commission on September 27, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of their pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 04335A105	13G	Page 14 of 16 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of NLV III, NLV Associates III, Biopharma II and NLBA II, and the limited liability company agreements of each of NLV Management III and NLB Management II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement Regarding Joint Filing of Schedule 13G.

CUSIP No. 04335A105	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2018

NEW LEAF VENTURES III, L.P.

By:	New Leaf Venture Associates III, L.P.
By: New Leaf Venture Management III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	New Leaf BPO Associates II, L.P.
By: New Leaf BPO Management II, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	New Leaf Venture Management III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES II, L.P.

By: New Leaf BPO Management II, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

ISAAC MANKE

By:	*

LIAM RATCLIFFE

By:	*
Liam Ratcliffe

RONALD M. HUNT

By:	*
Ronald M. Hunt

VIJAY K. LATHI

By:	*
Vijay K. Lathi

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*

This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.